Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-223546) and related Prospectus of Global Indemnity Limited for the registration of 1,431,800 A ordinary shares of Global Indemnity Limited for issuance to participants in the Global Indemnity Limited Share Incentive Plan and to the incorporation by reference therein of our reports dated March 9, 2018, with respect to the consolidated financial statements and schedules of Global Indemnity Limited, and the effectiveness of internal control over financial reporting of Global Indemnity Limited, included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

Philadelphia, PA

April 30, 2018